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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

COMMISSION FILE NUMBER:  0-6580

NOTIFICATION OF LATE FILING

(Check One) :     ___  Form 10-K     ___  Form 20-F   ___  Form 11-K    X   Form 10-Q   ___  Form N-SAR

For Period Ended:  June 30, 2001

        [  ]  Transition Report on Form 10-K

        [  ]  Transition Report on From 20-F

        [  ]  Transition Report on From 11-K

        [  ]  Transition Report on Form 10-Q

        [  ]  Transition Report on Form N-SAR

  For the Transition Period Ended:  June 30, 2001

                Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Republic Resources, Inc.
Full Name of Registrant

Pease Oil and Gas Company
Former Name of Registrant

743 Horizon Ct., Suite 333
Address of Principal Executive Office (Street and Number)

Grand Junction, CO 81506
City, State and ZIP Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box)

         X      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         X      (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
                             Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The subject report could not be filed on or before August 14, 2001 because information to properly prepare a complete, fair and accurate first quarter report on Form 10-QSB, could not be compiled in a timely manner without unreasonable effort or expense.

                                                                                                                                                                  SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

        Patrick J. Duncan                       970                                   245-5917
                 (Name)                         (Area Code)                (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934
         or Section 30 of the Investment Company Act of 1940 during the preceding 12 months for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify
         report(s).        Yes   X   No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
         thereof?   X   Yes         No

        If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 Republic Resources, Inc.
(Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  Aug 14, 2001                                                                                          By:/s/ Patrick J. Duncan
                                                                                                                           Patrick J. Duncan, President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

**************************************ATTENTION********************************
            Intentional misstatements or omissions of fact constitute Federal Criminal Violations
 (See 18 U.S.C 1001).
********************************************************************************

GENERAL INSTRUCTIONS

1.    This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange
       Act of 1934.

2.    One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule
       0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.    A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.    Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.    ELECTRONIC FILERS.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(102196DTI)